WABCO Holdings Inc.
1 Centennial Ave.
PO Box 6820
Piscataway, NJ
08855-6820 www.wabco-auto.com
Phone: 732-369-7450
Fax: 732-369-7490

March 25, 2011

Via Electronic Submission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WABCO Holdings Inc.

Form 10-K for the year ended December 31, 2010

Filed February 17, 2011

File No. 001-33332

Dear Ms. Cvrkel:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 17, 2011 (the “Comment Letter”), in connection with the Company’s Form 10-K annual report for the year ended December 31, 2010 (“Form 10-K”).

We hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page 38

Consolidated Balance Sheets, page 40

1.	Please tell us the nature of the items which comprise other accrued liabilities of $106.9 million and $65.3 million at December 31, 2010 and 2009, respectively and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in a note to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulations S-X..

Company Response:

The Company supplementally advises the Staff that the nature of the items in other accrued liabilities at December 31, 2010 and 2009 include but are not limited to the following types of liabilities: value added tax, freight, professional service fees, promotional and customer incentives, unearned revenues, deposits from suppliers for packaging, product development activities that have been performed by third parties but are not yet billed to the Company, construction in process of Company owned equipment, royalties, information technology projects in process that have not yet been billed to the Company and insurance. There are no items individually that exceed 5% of total current liabilities for each of the periods presented. However, in future filings, if any individual item exceeds 5%, the Company will disclose accordingly.

Notes to Consolidated Financial Statements, page 43

Note 2. Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 44

2.	We note from page 4 that the company continues to offer an array of services, such as diagnostics, training, and other services. In this regard, to the extent such service revenues are material, please revise future filings to disclose your accounting policies for recognition of service revenues. Furthermore, if service revenue is greater than 10% of total revenues, please state separately on the face of the income statement in accordance with Rule 5-03 of Regulation S-X. Costs of revenues should also be similarly revised.

Company Response:

The Company supplementally advises the Staff that the service revenues included in the income statement for all periods presented in the Form 10-K for the year ended December 31, 2010 are less than 0.5% of total revenue and have been deemed immaterial for purposes of our Significant Accounting Policies footnote. However, in future filings, if such service revenue becomes material, the Company will disclose accordingly and revise the income statement presentation if necessary.

Note 4. Streamlining Expenses, page 49

3.	Please revise future filings to include all disclosures required by ASC 420-10-50-1. Specifically, you are required to disclose for each major type of costs associated with the exit or disposal activity (1) the total amount to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date and (2) a reconciliation of the beginning and ending activity.

Company Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure accordingly.

Note 5. Capital Stock, page 50

4.	We note from page 52 that the company’s expected future dividend yield has fluctuated in recent reporting periods. We further note that the dividend yield from 2008 to 2009 increased significantly, despite the company’s decision to discontinue dividends after the first quarter 2009. In this regard, please explain to us why the company believed it was appropriate to increase the dividend yield during 2009 in light of the circumstances. We may have further comment upon receipt of your response.

Company Response:

Under ASC 718-20, in option-pricing models, an entity may use either its expected yield or its expected payments for calculating the company’s expected future dividend yield. If an entity uses the expected payments approach, the entity’s historical pattern of dividend payments should be considered.

The Company supplementally advises the Staff that prior to the second quarter of 2009, the Company had consistently paid a quarterly dividend of $0.07 per share, or $0.28 per share on an annualized basis. Given the Company’s historical pattern of paying the same dividend amount over time, the Company utilizes the expected payment approach in order to determine the appropriate dividend yield assumption.

The Company has historically granted annual stock options to employees in the month of February. The sharp increase in the dividend yield was triggered by the dramatic decline in the Company’s stock price between February 2008 and February 2009. As disclosed in Note 5, at the time of the options grant in February of 2008, the weighted average grant date fair value of the company’s common stock was $42.47 per share. However, at the time of the February 2009 stock option grant, the weighted average grant date fair value of the company’s common stock was $11.79 per share. As discussed above, at the time of the February 2009 stock option grant, under the option-pricing model, the Company used the assumption of a $0.28 annual dividend payment to calculate the expected dividend yield, resulting in a much higher dividend yield in 2009 than in 2008. Additionally, as noted in the Company’s filings, the Company decided to suspend dividend payments in the second quarter of 2009, after the 2009 annual grant was made. Therefore, the suspension of the dividend was not a factor considered when determining the appropriate dividend yield for the 2009 grant.

Based on the above explained factors the Company believes the increase in dividend yield was appropriate.

Note 11. Retirement Benefits, page 55

5.	Your disclosure on page 57 indicates that all pension assets are measured using level 1 inputs. In this regard, please tell us the nature of the investments in the line item “Other, including real estate” and why such assets qualify to be measured using level 1 inputs.

Company Response:

The Company supplementally advises the Staff that the types of assets that are included in the line item “Other, including real estate” in Note 11, Retirement Benefits, are cash and funds that are invested in real estate.

In accordance with ASC 820-10, all of the real estate related funds that the pension assets are invested in, qualify to be measured using level 1 inputs because they are exchange traded funds that are actively traded and are valued based on unadjusted quoted market prices for each fund.

In response to the Staff’s comment, in future filings the Company will include additional language in the disclosure to make the nature of this category of assets clearer to a reader of the financial statements.

Note 14. Income Taxes, page 60

6.	Please tell us the nature of the deferred tax adjustment line item “Foreign earnings taxed at other than 35%, net of valuation allowance.”.

Company Response:

Under ASC-740, Accounting for Income Taxes, a company must disclose a reconciliation of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations to its reported income tax provision. This disclosure includes an estimated amount and nature of each significant reconciling item. The disclosure in Note 14, Income Taxes, of “Foreign earnings taxed at other than 35%, net of valuation allowance” is an example of a typical reconciling item for multinational companies subject to differing tax rates in foreign jurisdictions. For the Company, the nature of this reconciling item is primarily derived from foreign income taxed at rates less than the U.S. statutory rate of 35%, permanent differences in foreign jurisdictions, foreign tax incentives, and U.S. foreign tax credits related to any of these items, resulting in a net tax benefit.

Note 19. Quarterly Data, page 65

7.	We note that in the second quarter of 2010, the company recorded a large net loss due mainly to the fine imposed by the European Commission of $400 million. Please revise your disclosure in future filings to explain the reason(s) for changes in your operating results. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise future filings accordingly.

Company Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure accordingly.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9855, or alternatively Todd Weinblatt, Vice President and Controller, in the US at 732-369-7480.

Very truly yours,

Ulrich Michel
Chief Financial Officer